Exhibit 99.1
Alithya reports another record quarter for Q2 fiscal 2022

Accelerating the execution of its long-term strategy with leading organic growth and the integration of R3D Consulting

Q2-2022 Highlights
•Revenues increased 54.0% to $105.3 million, compared to $68.4 million for the same quarter last year. The consolidated percentage increase would have been 57.0% assuming a constant US$ exchange rate.
•Adjusted EBITDA(1) increased 511.2% to $5.0 million, or 4.8% of revenues, compared to $0.8 million, or 1.2% of revenues, for the same quarter last year.
•Gross margin increased 52.0% to $28.5 million, compared to $18.7 million for the same quarter last year.
•Gross margin for the second quarter, as a percentage of revenues, was 27.0%, or 29.1% when excluding the impact of the recent acquisition of R3D Consulting Inc. (the "R3D Acquisition"), from 27.4% for the same quarter last year.
•Selling, general and administrative expenses as a percentage of revenues decreased to 23.6%, from 29.5% for the same quarter last year.
•Net loss decreased to $2.8 million, or $0.03 per share, compared to a net loss of $5.5 million, or $0.09 per share, for the same quarter last year.
•Q2 Bookings(1) reached $90.9 million, which translated into a Book-to-Bill Ratio(1) of 0.86 for the quarter, and on a trailing twelve months basis, Bookings(1) were $1,018.3 million, including the $600.0 million estimated value of the two long-term contracts signed as part of the R3D Acquisition, which translated into a Book-to-Bill Ratio(1) of 2.90.
•Solid financial position enhanced with a $10.0 million subordinated unsecured loan entered into with Investissement Québec, as well as an extension of the credit facility to April 1, 2024 with a $10.0 million increase, for a facility now amounting to $70.0.
•    Launched a normal course issuer bid ("NCIB") on September 20, 2021.
MONTREAL, CANADA (November 11, 2021) – Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya” or the “Company”), a trusted advisor in strategy and digital transformation employing more than 3,400 highly qualified professionals and offering enterprise cloud solutions across Canada, the U.S. and Europe, reported today its results for the second quarter fiscal 2022 ended September 30, 2021. All amounts are in Canadian dollars unless otherwise stated.

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Summary of the financial results for the second quarter:

Financial Highlights (in thousands of $, except for margin percentages)	F2022-Q2	F2021-Q2
Revenues	105,277	68,355
Gross Margin	28,473	18,732
Gross Margin (%)	27.0%	27.4%
Adjusted EBITDA(1)	5,035	824
Adjusted EBITDA Margin(1) (%)	4.8%	1.2%
Net loss	(2,777)	(5,491)
(1)These are non-IFRS financial measures. Please refer to the “Non-IFRS Measures” section at the end of this press release and in the MD&A for more information and calculated amounts.
Quote by Paul Raymond, President and CEO, Alithya:
"We are thrilled to announce another record quarter in terms of revenue, gross margin, and Adjusted EBITDA(1). We experienced another quarter of industry leading organic growth across all of our geographies, further confirming our long-term strategy. For the second consecutive quarter, the numbers reflect impressive organic growth, as well as a great contribution from the new long-term contracts and R3D Acquisition closed on April 1.
Our integration of R3D Consulting is proceeding according to plan, adding new transformation projects with long-term clients, Beneva and Québecor, further contributing to the strength of our overall performance. Our continued solid Bookings(1) reflect not only strong demand for our digital transformation services, but also the fact that new customers are turning to Alithya seeking a trusted advisor to support their growth initiatives. We continue to invest in our accelerated growth, and we successfully attracted five hundred additional highly skilled professionals in the first two quarters of fiscal 2022 who believe in our vision to become an industry leading trusted advisor in strategy and digital transformation.
We announced and launched our NCIB in September. While we view this as an accretive use of capital, we remain fully committed to securing future acquisitions that will generate industry, knowledge, or geographic expansion to complement our growing market presence and capabilities.
This strong Q2 2022 performance occurred during what is normally our softer seasonal period. We are therefore encouraged by the early indicators of a broader post-pandemic recovery and digital transformation acceleration, and we continue to focus on our 2024 strategic objectives.”
Second Quarter Results
Revenues
Revenues amounted to $105.3 million for the three months ended September 30, 2021, including $15.6 million from the R3D Acquisition, representing a $36.9 million increase, or 54.0%, from $68.4 million for the three months ended September 30, 2020. Excluding the impact of the R3D Acquisition, revenues increased 31.2% over the same period, or 34.2% on a constant currency basis.
Revenues in Canada increased by $27.2 million, or 69.7%, to $66.1 million for the three months ended September 30, 2021, from $38.9 million for the three months ended September 30, 2020. Organic growth in all
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areas, the general recovery of activity levels, and revenues of $15.6 million from the R3D Acquisition, and growth from the two long-term contracts signed as part of the R3D Acquisition, accounted for the bulk of the increase in revenues.
U.S. revenues increased by $8.6 million, or 32.0%, to $35.7 million for the three months ended September 30, 2021, from $27.1 million for the three months ended September 30, 2020. Organic growth in all areas of the business and the general recovery of activity levels, was partially offset by the negative impact of foreign exchange variations between the periods. Revenues would have been $37.8 million with a constant US$ exchange rate, resulting in an organic increase in constant currency of 39.6%. On a sequential basis, revenues in the U.S. increased by $4.3 million, from $31.4 million for the first quarter of this year, including a favorable US$ exchange rate impact of $0.9 million, in what is historically the softest quarter of the year due to seasonality.
In Europe, revenues increased by 47.4%, to $3.5 million, from $2.4 million for the same quarter last year, due primarily to a general recovery of activity levels, partially offset by the negative impact of foreign exchange variations between the two periods. On a sequential basis, revenues in Europe increased by $0.2 million, from $3.3 million for the first quarter of this year.
Gross Margin
Gross margin increased by $9.8 million, or 52.0%, to $28.5 million for the three months ended September 30, 2021, from $18.7 million for the three months ended September 30, 2020. Gross margin as a percentage of revenues decreased to 27.0% for the three months ended September 30, 2021, from 27.4% for the three months ended September 30, 2020. However, excluding the impact of the R3D Acquisition, gross margin as a percentage of revenues would have amounted to 29.1% for the three months ended September 30, 2021.
The percentage decrease was driven primarily by decreased gross margin in Canada from the R3D Acquisition, whose revenues historically show a higher proportion from billable subcontractors, resulting in lower margins. This decrease was partially offset by increased gross margin in the U.S. and Europe, due to increased utilization rates.
On a sequential basis, the overall gross margin increased by $0.2 million, or 0.5%, from $28.3 million for the first quarter of this year. Gross margin as a percentage of revenues decreased slightly from 27.5% for the first quarter of this year. However, excluding the impact of the R3D Acquisition, and excluding losses from one large customer project and government subsidies recorded in the first quarter of this year, gross margin as a percentage of revenues increased in all geographies, sequentially.
Selling, General and Administrative Expenses
Selling, general and administrative expenses totaled $24.9 million for the three months ended September 30, 2021, an increase of $4.7 million, or 23.5%, from $20.2 million for the three months ended September 30, 2020. As a percentage of consolidated revenues, total selling, general and administrative expenses amounted to 23.6% for the three months ended September 30, 2021, compared to 29.5% for the same period last year.
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Adjusted EBITDA(1)
Adjusted EBITDA(1) amounted to $5.0 million for the three months ended September 30, 2021, representing an increase of $4.2 million, from $0.8 million for the three months ended September 30, 2020. The contribution from the R3D Acquisition and increased gross margin were partially offset by increased selling, general and administrative expenses. Adjusted EBITDA Margin(1) was 4.8% for the three months ended September 30, 2021, compared to 1.2% for the three months ended September 30, 2020.
Net Loss
Net loss for the three months ended September 30, 2021 was $2.8 million, an improvement of $2.7 million, from $5.5 million for the three months ended September 30, 2020. The decreased loss was driven by increased gross margin, partially offset by increased selling, general and administrative expenses, increased depreciation and amortization, increased net financial expenses, increased business acquisition and integration costs, and decreased income tax recovery in the three months ended September 30, 2021, compared to the three months ended September 30, 2020.
Liquidity and Capital Resources
During the quarter, Alithya entered into a $10.0 million subordinated unsecured loan with Investissement Québec and amended its credit facility to provide for a maximum availability of $70.0 million, maturing on April 1, 2024.
Net cash used in operating activities was $7.5 million in the three months ended September 30, 2021, including unfavorable changes in non-cash working capital items of $10.9 million, representing an increase from $6.7 million of cash used for the same period last year.
Net bank borrowing(1) reached $29.6 million, an increase from $21.1 million as at March 31, 2021. Total long-term debt as at September 30, 2021 increased by $29.5 million, to $84.5 million, from $55.0 million as at March 31, 2021, due primarily to an increase of $25.2 million in drawings under Alithya's credit facility, partially related to the R3D Acquisition, and the $10.0 million subordinated unsecured loan, partially offset by the recording of forgiveness of $6.0 million of the unsecured promissory notes under the PPP. The increase in total long-term debt was used to fund operations and resulted in a $16.7 million increase in cash.
Six-Month Results
Revenues increased to $208.2 million, compared to $139.1 million last year; gross margin was $56.8 million, or 27.3%, versus $39.1 million, or 28.1%, last year; Adjusted EBITDA(1) was $12.0 million, or 5.8%, compared to $4.1 million, or 2.9%, last year; operating loss was $5.1 million, compared to $10.2 million last year; and net loss was $4.8 million, or $0.06 per share, compared to $10.0 million, or $0.17 per share, last year, for similar reasons as reported for the second quarter.
Normal Course Issuer Bid Program
On September 14, 2021, the Company announced the implementation of a NCIB. Under the NCIB, the Company will be allowed to purchase for cancellation up to 5,462,572 Class A subordinated voting shares (the "Subordinated Voting Shares") for the next twelve months, representing 10% of the Company’s public float as of
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the close of markets on September 8, 2021. For further information, please refer to our September 15 press release announcing the NCIB.
During the three months ended September 30, 2021, the Company repurchased and cancelled 26,400 Subordinated Voting Shares under its share repurchase plan for a total cash consideration of $90,000.
Outlook
As the context surrounding the COVID-19 pandemic continues to evolve, management is encouraged by the continued strong Bookings(1) and strong demand from its clients. The Company’s priority still is the protection of its people, its clients and the Company. However, notwithstanding the ongoing pandemic, the Company has shown its ability to navigate the crisis and maintain focus on its strategic plan, which sets as a goal to consolidate its position as to become a North American digital transformation leader.
According to this plan, Alithya's consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings, and position on the value chain to target the fastest growing IT services segments. Alithya's specialization in digital technologies and the flexibility to deploy enterprise solutions, and deliver solutions tailored to specific business objectives, responds directly to client expectations. More specifically, Alithya has established a three-pronged plan focusing on:
•Increasing scale through organic growth and strategic acquisitions
•Achieving best-in-class employee engagement
•Providing its investors, partners and stakeholders with long-term growing return on investment.
Forward-Looking Statements
This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-to-five-year strategic plan; (iii) our ability to develop new business, broaden the scope of our service offerings and enter into new contracts; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and
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capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the impact of the COVID-19 pandemic and related response measures on our business operations, financial results and financial position and those of our clients and on the economy in general.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya’s Management’s Discussion and Analysis for the quarter ended September 30, 2021 and Management's Discussion and Analysis for the year ended March 31, 2021, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
Non-IFRS Measures
This press release includes certain measures which have not been prepared in accordance with IFRS. EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Net Bank Borrowing, Bookings and Book-to-Bill Ratio are non-IFRS measures. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Please refer to the Management’s Discussion and Analysis for the quarter ended September 30, 2021 for a description of such measures, a reconciliation to the most directly comparable IFRS financial measure and calculated amounts.
Conference Call
Alithya will hold a conference call to discuss these results on November 11, 2021 at 8:00 AM Eastern Time. Interested parties can join the call by dialing (800) 590-6590, conference ID: 1735627, or via webcast at https://www.icastpro.ca/zm7bxd. The conference call recording can be accessed via Alithya’s website under the Investors section, or directly at https://www.alithya.com/en/investors.

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About Alithya
Alithya is a North American leader in strategy and digital transformation, employing a dedicated and highly skilled workforce of 3,400 professionals in Canada, the United States and Europe. Since its founding in 1992, Alithya’s capacity, size, and capabilities have continuously evolved, guided by a long-term strategic vision to become the trusted advisor of its clients. Alithya’s strategy is based on a plan of accelerated organic growth and complementary acquisitions to create a global leader. The company's integrated offer is based on four pillars of expertise: business strategies, enterprise cloud solutions, application services, and data and analytics. Alithya deploys leading-edge solutions, services, and skills as one of the most prominent consulting firms, driving successful digital change as a trusted advisor to customers in a variety of sectors, including financial services, manufacturing, renewable energy, telecommunications, transport and logistics, professional services, healthcare, government, and beyond. Alithya strives to be a model of corporate responsibility, professional equity, diversity, and inclusion, with a vibrant business culture that embraces social consciousness at its core. To learn more about Alithya, visit www.alithya.com.
Source:
Benjamin Cerantola
Senior Advisor, Corporate Communications
514 285-0006 # 6480
benjamin.cerantola@alithya.com

Note to readers: Management’s Discussion and Analysis and the interim consolidated financial statements and notes for the three months ended September 30, 2021 are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
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